

January 3, 2022

Shyam P. Kambeyanda
Chief Executive Officer
ESAB Corp.
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

>   **Re: ESAB Corp.**
>   **Amendment No. 2 to Draft Registration Statement on Form 10**
>   **Submitted December 17, 2021**
>   **CIK No. 0001877322**

Dear Mr. Kambeyanda:

   We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 9, 2021.

Amendment No. 2 to Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Financial Statements
Note (m), page 53

1.   We note your response to prior comment 7. When you update your pro forma financial statements for the year ended 2021, please include a discussion of how the asbestos expense compares to amounts recognized in prior years, the specific factors that have caused variations, and any expectations regarding future trends and factors that could result in material variations in the future.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cathy A. Birkeland